

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2020

Zeeshan Hyder
Chief Financial Officer
MedMen Enterprises, Inc.
10115 Jefferson Boulevard
Culver City, CA 90232

> **Re: MedMen Enterprises, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10-12G**
> **Filed October 7, 2020**
> **File No. 000-56199**

Dear Mr. Hyder:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12G

Real Estate Strategy, page 11

1. We note your response to our prior comment 4. To the extent practicable, please describe the type of industry research and nature of management estimates that you use when deciding to enter or exit geographic markets.

Focus on Core Markets, page 27

2. We note your response to our prior comment 9. Please disclose the value of each of the three assets transferred to you by PharmaCann.

COVID-19, page 28

3.   We note your response to our prior comment 10. Please revise to include disclosure related to your ability to receive any Federal assistance associated with COVID-19 relief. In addition, please quantify the material adverse effect that the pandemic has had on your business, financial condition and results of operations. Finally, please revise your related risk factor accordingly.

Executive Management, page 28

4.   We note your response to our prior comment 12. In your response, you noted that "the Company will compensate Mr. Bierman in the form of securities of which the number of issued securities and the aggregate amount is yet to be determined." Please disclose what factors you will rely on to make these determinations.

Non-GAAP Financial Measures
Retail Performance, page 60

5.   The changes to your non-GAAP reconciliation in response to our prior comment 13 do not fully address our comment, and we therefore reissue our comment. Please modify your presentation to reconcile your "retail" non-GAAP measures to the most directly comparable GAAP measure. Retail gross margin should be reconciled to GAAP gross profit; retail EBITDA margin and retail adjusted EBITDA margin should be reconciled to GAAP net loss. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 103.02 of the "Non-GAAP Financial Measures" Compliance & Disclosure Interpretations.

Legal Proceedings, page 83

6.   Please state the dollar amount involved in the legal proceeding filed by your former Chief Financial Officer on January 29, 2019 and the three legal proceedings related to previous acquisitions filed on March 11, 2020, April 21, 2020, and May 26, 2020.

　　　We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　You may contact James Giugliano at (202) 551-3319 or Donna Di Silvio at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　Office of Trade & Services

cc:　　Thomas Poletti, Esq.